UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
__________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 16) (*)
Campbell Soup Company
(Name of Issuer)
Capital Stock, par value $.0375
(Title of class of securities)
134 429 109
(CUSIP number)
Creighton Condon, Esq.
George Spera, Esq.
Shearman & Sterling, LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

(Name, address and telephone number of person
authorized to receive notices and communications)
October 9, 2018
(Date of event which requires filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box ☐.
Note.  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 9)

CUSIP No. 134 429 109	Schedule 13D	page 2 of 8
(*)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 134 429 109	SCHEDULE 13D	Page 3 of 8 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Archbold D. van Beuren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 927,178
	8	SHARED VOTING POWER 10,186,368
	9	SOLE DISPOSITIVE POWER 1,193,930
	10	SHARED DISPOSITIVE POWER 6,750,646
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,113,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%*
14		TYPE OF REPORTING PERSON (See Instructions) IN

* This percentage is calculated based upon 300,656,129 shares of the Issuer’s Common Stock outstanding as of September 17, 2018, as set forth in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on October 4, 2018.

CUSIP No. 134 429 109	SCHEDULE 13D	Page 4 of 8 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David C. Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,014
	8	SHARED VOTING POWER 5,592,553
	9	SOLE DISPOSITIVE POWER 879,685
	10	SHARED DISPOSITIVE POWER 13,561,380
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,441,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14		TYPE OF REPORTING PERSON (See Instructions) IN

* This percentage is calculated based upon 300,656,129 shares of the Issuer’s Common Stock outstanding as of September 17, 2018, as set forth in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on October 4, 2018.

CUSIP No. 134 429 109	Schedule 13D	page 5 of 8
This Amendment No. 16 to Schedule 13D relates to the capital stock, par value $0.0375 per share (the “Shares”) of Campbell Soup Company, a corporation organized under the laws of the State of New Jersey with its principal executive offices located at 1 Campbell Place, Camden, New Jersey 08103-1799 (the “Company”).  This is the sixteenth amendment to the statement on Schedule 13D filed by Archbold D. van Beuren and David C. Patterson. Archbold D. van Beuren and David C. Patterson are sometimes collectively referred to as the “Reporting Persons”.
Mr. van Beuren currently is, and Mr. Patterson formerly was, a Trustee of the Major Stockholders’ Voting Trust (the “Voting Trust”) under a Voting Trust Agreement dated as of June 2, 1990, as amended April 3, 1991, May 30, 1991, March 2, 2000, January 24, 2001, October 1, 2002, June 1, 2008 and August 27, 2008 (as so amended, the “Voting Trust Agreement”).  The Voting Trust was formed by certain descendants (and spouses, fiduciaries and a related foundation) of the late Dr. John T. Dorrance, Sr.  The Voting Trust currently holds a total of 10,186,368 Shares.
This Amendment is filed to report that on October 9, 2018, Mr. Patterson resigned as a Trustee of the Voting Trust and that both Mr. van Beuren and Mr. Patterson have ceased to be a beneficial owner of more than 5% of the outstanding Shares.  See Item 5 below.
Information with respect to each of the Reporting Persons is given solely by the respective filing person, and no Reporting Person has any responsibility for the accuracy and completeness of information supplied by any other Reporting Person.

Item 5 is amended to read in full as set forth below.
Item 5.          Interest in Securities of the Issuer
(a)-(b)  For the number of Shares as to which each Reporting Person has sole or shared voting power or sole or shared dispositive power as well as the aggregate amount of Shares beneficially owned by each Reporting Person and the percentage of the outstanding Shares represented by such amount, please see Items 7 through 11 and 13 of the cover sheet for each Reporting Person.
Percentages have been calculated based upon 300,656,129 Shares outstanding as of September 17, 2018, as set forth in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on October 4, 2018.
Mr. Patterson’s sole and dispositive powers over the Shares reported on his cover sheet arise from his positions as Chairman of Brandywine Trust Company, a corporate trustee, and President of Abanco Management Corporation.  Each Reporting Person disclaims beneficial ownership in Shares held by his or her spouse, children, grandchildren, fiduciaries and related partnerships, trusts and foundations.
Following the resignation of Mr. Patterson as a Trustee of the Voting Trust, Mr. van Beuren is the sole Trustee of the Voting Trust and has authority to vote the Shares held in the Voting Trust.  The Trustee does not have power to dispose of shares held under the Voting Trust, except the Trustee has power to dispose of Shares he has contributed.  See Sections 5 and 9 of the Trust Agreement filed as Exhibit A to Amendment No. 1 to this Schedule 13D.  The Voting Trust terminates on January 1, 2024 unless it is sooner terminated or extended.

CUSIP No. 134 429 109	Schedule 13D	page 6 of 8
(c)          The Reporting Persons have not effected any transactions in Shares within the sixty days preceding the filing of this Amendment.
(e)          As of October 9, 2018, neither Mr. van Beuren nor Mr. Patterson is a beneficial owner of more than five percent of the outstanding Shares.

Item 7.          Material to be Filed as Exhibits
Exhibit 1          Joint Filing Agreement dated October 10, 2018.

CUSIP No. 134 429 109	Schedule 13D	page 7 of 8
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 10, 2018

ARCHBOLD D. VAN BEUREN

/s/ Archbold D. van Beuren

DAVID C. PATTERSON

/s/ David C. Patterson